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SEC FILE NUMBER
0-25826

CUSIP NUMBER
413160102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
HARMONIC INC.

Full Name of Registrant

Former Name if Applicable
549 Baltic Way

Address of Principal Executive Office (Street and Number)
Sunnyvale, CA 94089

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
In connection with the preparation of its quarterly report on Form 10-Q for the three month period ended March 30, 2007 (the “Quarterly Report”), Harmonic Inc., a Delaware corporation (the “Company”), identified errors in the amount of stock-based compensation expense that was being reported in its consolidated statement of operations for the period covered by the Quarterly Report. These errors were in an aggregate amount of approximately $76,000, and resulted primarily from incorrect data being entered into the Company’s equity ownership reporting system with respect to two stock option grants made during the period covered by the Quarterly Report. During the process of entering data with respect to two stock option grants, an employee at the Company inadvertently input incorrect vesting information for such stock options. These mistakes caused the Company to record a higher amount of stock-based compensation expense than it would have recorded if the proper vesting information had been entered into the Company’s equity ownership reporting system. However, these mistakes in the entering of vesting data into the Company’s equity ownership reporting system with respect to these two stock options did not affect the exercise price, the grant date, or any other terms of such stock options.
The Company very recently became aware of the errors in the amount of stock-based compensation expense it was recording in its consolidated statement of operations as it was preparing to complete its financial statements for inclusion in the Quarterly Report. However, due to the error, the Company needs additional time to revise its consolidated statement of operations, and related disclosure in the Quarterly Report, to reflect the accurate amount of stock-based compensation expense for the period covered by the Quarterly Report. The Company intends to file the Quarterly Report on or before the fifth calendar day following the prescribed due date of May 9, 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robin N. Dickson	(408)	542-2500
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HARMONIC INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 9, 2007	By	/s/ Robin N. Dickson

Robin N. Dickson
Chief Financial Officer

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